UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 11-K
__________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number: 000-21329

_____________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TIB FINANCIAL CORP.
599 9th STREET NORTH
SUITE 101
NAPLES, FLORIDA 34102-5624
(239) 263-3344

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3
NOTES TO FINANCIAL STATEMENTS	4
SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
TIB Financial Corp. Employee Stock Ownership
  Plan With 401(k) Provisions
Naples, Florida

We have audited the accompanying statements of net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Fort Lauderdale, Florida June 19, 2009	Crowe Horwath LLP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2008 and 2007

	2008	2007
ASSETS
Investments at fair value
TIB Financial Corp. common stock	$1,104,676	$2,257,996
Mutual funds	4,927,983	6,273,281
Participant loans	232,436	186,596
Total investments at fair value	6,265,095	8,717,873
Dividends receivable	10,002	16,564

TOTAL ASSETS	6,275,097	8,734,437

LIABILITIES
Pending loan payments	363	468
TOTAL LIABILITIES	363	468

NET ASSETS AVAILABLE FOR BENEFITS	$6,274,734	$8,733,969

See accompanying notes to the financial statements

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31, 2008

2008
Additions to net assets attributed to
Investment income
Dividends	$48,924
Interest	15,782
64,706
Contributions
Employer match	337,444
Employee deferral	1,072,315
Rollovers	11,332
1,421,091

Total additions	1,485,797

Deductions from net assets attributed to
Net depreciation in fair value of investments	2,477,788
Benefits paid to participants	1,453,724
Administrative expense	13,520
Total deductions	3,945,032

Net decrease	(2,459,235)

Net assets available for benefits
Beginning of year	8,733,969
End of year	$6,274,734

See accompanying notes to the financial statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is an Employee Stock Ownership Plan containing a 401(k) cash or deferred arrangement under Section 401(a) of the Internal Revenue Code (IRC) and is designed to be an employee stock ownership plan under Section 4975(e)(7) of the IRC.  The Plan covers substantially all of the employees of TIB Financial Corp. (Company) and subsidiaries, and its provisions are governed by the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

The Plan covers substantially all employees who have attained the age of eighteen and have completed three months of service since the employee’s hire date.

Contributions

Each year, participants may contribute as pre-tax salary deductions the dollar limit by law, up to $15,500 for the plan year ended December 31, 2008.  Participants may also contribute amounts representing catch-up contributions as defined by law, or distributions from other qualified defined benefit or defined contribution plans.  For 2008, the Company contributed 50 percent of the first 5 percent of base compensation that a participant contributed to the Plan. The Company also may contribute an additional discretionary profit sharing contribution.  No discretionary profit sharing contribution was made during 2008. Additional basic and discretionary amounts may be contributed at the option of the Company’s Board of Directors.  Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of a) the Company's contribution, b) Plan earnings, c) forfeitures of terminated participants’ non-vested accounts and d) administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Each participant directs the entire balance of investments of his or her account to any of the investment options available under the Plan.  The Plan currently offers seventeen mutual funds and Company stock as investment options for participants.

Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Effective January 1, 2007, the Plan was amended to provide a two year vesting period for the Company’s matching contribution and actual earnings thereon. Accordingly after two years of continuous service, participants will be 100% vested in the Company’s matching contribution and actual earnings thereon. The vesting period for any employer optional contribution and related earnings is 20% after the completion of two years of credited service and 20% for each subsequent year of credited service. Accordingly, a participant will be 100% vested after six years of credited service.

Loan Provisions

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator.  Principal and interest are paid through payroll deductions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.    In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. In October 2008, the FASB issued Staff Position (FSP) 157-3, “Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.”  This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption on January 1, 2008 of FASB Statement No. 157, as amended, on the Plan’s net assets available for benefits and changes in net assets available for benefits was not material.

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly.”  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the record date. Transaction fees for purchases and sales are included in the cost or sale price of the securities.
FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  The fair value of TIB Financial Corp. common stock is determined by a quoted market price on a nationally recognized securities exchange (level 1 inputs).

Participant loans:  Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
TIB Financial Corp. common stock	$1,104,676	$-	$-
Mutual funds	4,927,983

Risks and Uncertainties

The Plan provides for investment options in various mutual funds and common stock.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

The Plan has an investment in TIB Financial Corp. common stock amounting to $1,104,676 and $2,257,996 as of December 31, 2008 and 2007, respectively.  This amount represents 18% and 26% of net assets available for benefits as of December 31, 2008 and 2007, respectively.

Payment of Benefits

Benefit payments are recorded when paid.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

NOTE 4 - INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits are shown below.

	2008	2007
Investments at quoted market prices
PIMCO Total Return A Fund, 155,205 shares in 2008 and 123,487 shares in 2007	$1,573,782	$1,320,077
Fidelity Retirement Money Market Fund, 515,752 shares in 2008 and 613,281 shares in 2007	515,752	613,281
American Growth Fund of America Class A, 23,726 shares in 2008 and 23,710 shares in 2007	485,917	806,371
American EuroPacific Growth Class A, 17,260 shares in 2008 and 16,317 shares in 2007	483,461	830,033
AIM Mid Cap Core Equity Class A Fund, 22,431 shares in 2008 and 18,974 shares in 2007	361,362	448,365
Ivy Large Cap Growth A, 37,589 shares in 2008	345,443	N/A
American AMCAP Fund Class A, 26,960 shares in 2007	N/A	543,520
TIB Financial Corp. common stock, 253,802 shares in 2008 and 275,784 shares in 2007	1,104,676	2,257,996

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,477,788 as follows:

TIB Financial Corp. common stock	$(1,025,439)
Mutual funds	(1,452,349)
$(2,477,788)

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated March 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended and restated since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others.  Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company.  Professional fees paid by the Plan to the custodian totaled $4,603, while professional fees paid by the Plan to the third party administrator totaled $8,917.

TIB Financial Corp. common stock and participant loan transactions meet the definition of party-in-interest transactions.  During the Plan year ended December 31, 2008, 36,859 shares of TIB Financial common stock were purchased at a cost of $226,283, and 58,841 shares were sold for $376,332, for a realized net loss of $108,184.  Dividends earned on the stock during 2008 totaled $48,924.  The total investment in TIB Financial Corp common stock was $1,104,676 and $2,257,996 as of December 31, 2008 and 2007.  In addition, loans to participants totaled $232,436 and $186,596 as of December 31, 2008 and 2007.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of Plan Sponsor:	TIB Financial Corp.
Employer Identification Number:	65-0655973
Three-Digit Plan Number	001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	AIM Investments	Mid Cap Core Equity Class A Fund, 22,431 shares	*	$361,362
	American Funds	Am Balanced A, 3,041 shares	*	41,904
	American Funds	EuroPacific Growth Class A, 17,260 shares	*	483,461
	American Funds	Growth Fund of America Class A, 23,726 shares	*	485,917
	American Funds	New Prospective Class A, 3,311 shares	*	62,510
	American Funds	Washington Mutual Investors Class A, 14,571 shares	*	311,976
	DWS Scudder	RREEF Real Estate Class A, 4,705 shares	*	52,134
	Fidelity Investments	Fidelity Retirement Money Market Fund, 515,752 shares	*	515,752
	Fidelity Investments	Fidelity Spartan US Equity Index, 286 shares	*	9,135
	Goldman Sachs	Small Cap Value Class A, 9,485 shares	*	234,859
	Ivy Funds	Large Cap Growth Class A, 37,589 shares	*	345,443
	Legg Mason Partners	Small Cap Growth I Class A, 17,430 shares	*	168,026
	MFS	Value A, 14,863 shares	*	260,693
	PIMCO	Total Return Class A, 155,205 shares	*	1,573,782
	Fidelity Investments	Fidelity Cash Reserves	*	890
	Fidelity Investments	Fidelity Spartan US Treasury Money Market Fund, 20,139 shares	$20,139	20,139
**	TIB Financial Corp.	Common Stock, 253,802 shares	2,021,931	1,104,676
**	Participant Loans	Interest rates 5.00% - 9.25%	*	232,436
	Dividends Receivable	Dividends Receivable	*	10,002
				$6,275,097

____ ** Party-in-Interest * Participant directed investment, information not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
Date: June 25, 2009	/s/ Thomas J. Longe
Thomas J. Longe Chief Executive Officer and President TIB Financial Corp.

Date: June 25, 2009	/s/ Stephen J. Gilhooly
Stephen J. Gilhooly Executive Vice President, Chief Financial Officer and Treasurer TIB Financial Corp.